SUPPLEMENT Dated November 10, 2011
To The Current Prospectus and Statement of Additional Information For:

Growth Plus
Growth Plus New York

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

And

ING Growth Plus (IICA)

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account I

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Please be advised that *effective December 2, 2011*, **Federated Capital Income Fund II** will change its name to **Federated Managed Volatility Fund II**. All references in the Prospectus and Statement of Additional Information to **Federated Capital Income Fund II** are changed accordingly.